NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 12, 2021, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 29, 2021 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Acorn International, Inc. and First Ostia Port Ltd. became effective on January 29, 2021. Each Acorn International, Inc. American Depositary Shares (Each representing twenty Ordinary Shares) was exchanged for USD 21.00 in cash, without interest and less any applicable withholding taxes, less any applicable ADS Depositary fees (US$0.05 per ADS cash distribution fee). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 01, 2021.